For the purpose of enabling each State, as far as practicable under the conditions in such State, to furnish (1) medical assistance on behalf of families with dependent children and of aged, blind, or disabled individuals, whose income and resources are insufficient to meet the costs of necessary medical services, and (2) rehabilitation and other services to help such families and individuals attain or retain capability for independence or self-care, there is hereby authorized to be appropriated for each fiscal year a sum sufficient to carry out the purposes of this title.

Centene Corporation

YEAR ENDED DECEMBER 31, *(in thousands, except per share data)*					
	1997	*1998*	*1999*	*2000*	*2001*
Revenue	$115.3	$150.4	$201.4	$221.4	$326.6
EBIT	(.5)	(6.3)	(5.5)	7.2	22.0
EPS	(1.23)	(6.78)	(10.99)	1.13	1.61

CENTENE CORPORATION: Delivering on the promise of better healthcare, Centene Corporation has become a major force in the fast growing healthcare services niche, Medicaid managed care. Today, Centene provides managed care programs and other services to individuals who are eligible to receive Medicaid benefits, including Supplemental Security Income (SSI), and the State Children's Health Insurance Program (CHIP). Presently, Centene has health plans in Wisconsin, Indiana and Texas, where the company has more Medicaid members than any other Medicaid managed care entity in its service areas.

With 235,100 members as of December 31, 2001, Centene has the seventh largest Medicaid membership of its publicly traded peer companies. Centene's health plans and care coordination programs are designed specifically for the Medicaid population, leading to improved services for its members and greater control over unnecessary costs. The company combines a decentralized, local approach to managing health plans with centralized financial management, information systems and claims processing.

Currently estimated to be a $175 billion market, with a projected size of $444 billion by 2010, managed Medicaid presents a significant opportunity for Centene as state governments aim to control healthcare costs. Based on a simple business model, Centene's focused strategy enables the company to meet the needs of its member base while generating significant savings to the states in which it operates.

The 2001 Annual Report is dedicated in loving memory of Elizabeth Brinn, founder, 1938 to 1992.

THE CENTENE ADVANTAGE

Integrated Systems & Technology

Targeted Physician Network

Medicaid Focus

Efficient and Scalable Model

Comprehensive Care Coordination

Local Approach

Compelling Growth Strategies

Strong Financial Performance



MICHAEL NEIDORFF
President and Chief Executive Officer

Fiscal 2001 was one of the most significant periods in Centene's history. The year was marked by the successful completion of an Initial Public Offering (IPO), raising more than $41 million in net proceeds via the issuance of 3,250,000 shares of common stock. We were pleased to have completed our IPO in a complex economic environment. Less than 10% of the net proceeds from the IPO were used to eliminate our long-term debt. The balance of the proceeds will enable us to execute our many strategic initiatives, including our future expansion opportunities. Most importantly, our successful public offering provides us with financial resources to take the next step toward fulfilling our most important objective: to insure every American has the opportunity and the right to receive quality healthcare and be treated with dignity. In 2001, we acquired the Medicaid contracts from Humana in both Wisconsin and Texas, adding 65,000 members to the Centene managed care network. We believe that our financial performance, as well as our growth strategy, positions us favorably among our established peers, and we promise to continue to make an impact on the lives we serve.

CENTENE'S STRONG 2001 FINANCIAL RESULTS ARE A TESTAMENT TO OUR FOCUSED BUSINESS MODEL

Our 2001 results were driven by strong financial and operating performance marked by a 48% increase in total revenues to $326.6 million and a 21% increase in enrollment to 235,100 lives served. Our earnings growth reflects increasing operating cash flow and effective cost control initiatives. Earnings grew by 67% to $12.9 million, increasing operating cash flow by 124% to $30 million. Our specialized information systems (IS) platform, an infrastructure put in place over the last three years, is scalable and equipped to handle more than one million lives, and is a critical factor in our ability to continue to meet our internal cost control goals and improve operating efficiencies. We ended the fourth quarter with general and administrative expenses of only 11% of revenue, marking the sixth consecutive quarter of G&A reductions. Further demonstrating the efficiencies of our IS platform is an employee-to-member ratio of 1.8 employees per 1,000 members. With a debt-free balance sheet, $112 million in cash and investments and increased access to capital, we believe that we are in a strong position to continue to deliver value to our shareholders. Our strong 2001 financial results combined with ten consecutive quarters of revenue and earning growth present strong evidence that our Medicaid focused business model is a winning solution.

WE ARE FOCUSED ON MEDICAID

Centene executes on a Medicaid only business model, including Medicaid related products, which leads to greater cost and utilization control. Our model allows states to realize better outcomes and healthier recipients at a lower cost. Market demographics also suggest that in order for states to manage their budget goals, they will continue to shift membership to Medicaid managed care plans. Encouraging data also suggest that federal Medicaid spending will continue to grow via the expansion of new programs and increased enrollment. While our financial accomplishments help to better position Centene for continued overall growth, it is our commitment to delivering quality healthcare in an efficient and profitable manner that will differentiate Centene as the industry leader in the Medicaid managed care marketplace. To that effect, we believe that Centene has found the right formula. Unlike most managed care organizations, Centene is focused exclusively on the Medicaid and related populations. After seventeen years of specializing in Medicaid, we have developed expertise and relationships that are unsurpassed and highly valuable. We have come to appreciate that relationships with key governmental figures and healthcare providers enhance market share performance and encourage network expansion via acquisitions. Most importantly, we are the solution for states seeking to reduce their Medicaid healthcare costs.


MEMBERSHIP GROWTH
142,300
194,200
235,100
1999
2000
2001

Centene is positioned favorably to implement an aggressive acquisition strategy. We intend to operate only in states which mandate Medicaid membership and where funding is a manageable issue. Today, there are 37 managed care mandated states, and we are currently operating in three. Of the remaining 34 states, approximately 25 to 28 states provide interesting opportunities for Centene. A key aspect of our acquisition strategy is to build on our acquired member population from commercial plans. Historically, the integration of members from larger commercial health plans (e.g. Humana) has been seamless. For example, it took Centene 75 days to integrate 65,000 members from Humana in Wisconsin and Texas. We will continue to explore and execute high value, accretive acquisitions in markets that we recognize as complementary to our existing footprint and those that can benefit from our care continuum.

CENTRAL TO OUR SUCCESS IS OUR EMPHASIS ON "LOCALIZED APPROACH"

Healthcare is local. Central to our success and what differentiates Centene is our emphasis on a "localized approach." Centene provides access to healthcare services through local networks of providers and staff who understand the cultural norms of their communities. By using locally recognized health plan names and tailoring our materials and processes to meet the specific economic and social requirements of the diverse Medicaid communities, Centene positions itself as a local market leader. In addition, we have local call centers providing the personal touch rather than the "1-800-MEDICINE" approach often found in today's healthcare environment.

By supporting our local approach of operating the health plans with a centralized finance, information, claims and medical management support system, we are able to achieve greater utilization and cost controls. As previously mentioned, unlike most commercial plans, Centene operates on a highly specialized information systems or IS platform specifically designed for Medicaid programs. This allows the company to closely track utilization data and produce statistically beneficial information to illustrate the effectiveness of our programs to state governments.

OUR PHYSICIANS ARE INSTRUMENTAL IN SUPPORTING OUR MEMBER SERVICES

Network expansion and increased membership are indicative of Centene's relationship with its providers. This is especially important in states where physicians drive membership growth. It has become evident that we cannot be successful in executing our business plan without the support and input of our doctors. As a result, we have implemented a physician-driven approach in which our network of physicians is actively engaged in developing and implementing our healthcare delivery policies and strategies. Physicians have significant representation on our local boards of directors, and they are instrumental in supporting our member services. In addition to easing the administrative burdens on our providers, this approach has strengthened our provider networks through improved physician recruitment and retention, which has also led to an increase in our membership base. It is our belief that most of Centene's profit margin improvement will stem from enrollment growth and physician loyalty.

We have begun to broaden our services to address areas that we believe have traditionally been underserved by other Medicaid managed care entities. We are very proud of our various outreach and education programs that are designed specifically for individual communities to reduce inappropriate emergency room visits and improve health outcomes for our members. These programs include NurseWise, our after hours triage help-line, and START SMART, which focuses on the prevention of pre-mature births. We plan to widen the reach of these programs as well as implement more of these types of programs. Not only are these programs beneficial for our members, but they also allow us to promote expanded services and ultimately diversify our revenue stream.

OUR OBJECTIVE IS TO BECOME THE LEADING NATIONAL MEDICAID MANAGED CARE ORGANIZATION

Looking to the future, our growth strategy is three-fold: (1) to grow organically through service area expansions within our current markets; (2) to evaluate new market opportunities to diversify and expand our core business; and (3) to evaluate opportunities in the fee-for-service areas in Medicaid related products such as behavioral health.

The fragmented Medicaid marketplace provides for many consolidation opportunities from which we can benefit. We have established a disciplined and prudent acquisition strategy that forms the basis of continued growth and operating achievement without compromising our on-going business objectives.



We have become increasingly confident in the predictability of our business plan as we realize the benefits of our improved infrastructure. We have a talented and experienced management team that we continue to strengthen, and an expansive network of loyal and dedicated professionals working towards helping us deliver on the promise of better healthcare. We would like to thank our employees for their contribution to our outstanding 2001 results and would like them to know that their efforts are essential to achieving our goals this year and in the future.

Most importantly, we would like to thank our shareholders for their invaluable support. With the same vision and focus, it is our commitment to improve on the results in 2001 and continue to set higher standards in 2002.



Michael Neidorff
President and Chief Executive Officer



FOR MORE THAN 35 YEARS, MEDICAID HAS PROVIDED HEALTHCARE TO THOSE UNABLE TO AFFORD IT ON THEIR OWN, INCLUDING MILLIONS OF CHILDREN. CENTENE'S MANAGED CARE IMPROVES HEALTHCARE FOR THOUSANDS OF MEDICAID RECIPIENTS IN WISCONSIN, INDIANA AND TEXAS.

SEC. 1901. [42 U.S.C. 1396] For the purpose of enabling each State, as far as practicable under the conditions in such State, to furnish (1) medical assistance [illegible] whose income and resources are insufficient to meet the costs of necessary medical services, and (2) rehabilitation and other services to help such families and individuals attain or retain capability for independence or self-care, there is hereby authorized to be appropriated for each fiscal year a sum sufficient to carry out the purposes of this title.

to *improve* [illegible]

THE UNIQUENESS OF MEDICAID

Established in 1965, Medicaid is the largest publicly funded program in the United States, providing medical benefits and health services to low-income families and people with disabilities. Authorized by Title XIX of the Social Security Act, Medicaid is an entitlement program funded jointly by the federal and state governments and administered by the states – not to be confused with Medicare, which is funded and administered fully by the federal government to benefit individuals over the age of 65. As a result, Medicaid managed care is diversified across multiple payors, while Medicare is paid for solely by the federal government. At Centene, we firmly believe that quality healthcare is an American entitlement and have successfully built our business on delivering that promise.

MEDICAID MANAGED CARE – A PREDICTABLE BUSINESS MODEL WITH GOOD EARNINGS VISIBILITY

Medicaid covered 44 million people (or 15% of the population) in 2001. Medicaid is distinct in that the majority of participants are women and children. As a result, Centene's network of healthcare professionals and services are very targeted, as opposed to a multi-line approach where companies require broader networks to satisfy the diverse needs of its members. This allows Centene to operate with greater efficiency in delivering healthcare to those of highest need. Medicaid managed care is an attractive and stable business because there are fewer chronic conditions, more opportunities to influence medical expenses, and because primary care, which includes acute care and wellness care, is much less expensive than chronic care. Managing the key factors for success has led to the implementation of a predictable business model with stable earnings visibility.

Over the past decade several factors have contributed to making Medicaid managed care a more attractive managed care segment. The federal government has greatly increased state flexibility to mandatorily enroll Medicaid recipients in managed care organizations. In 2001 Congress passed provisions permitting states to mandatorily enroll Medicaid recipients in managed care plans without having to obtain federal waivers. This marks forward motion in favor of Medicaid managed care. In the mid to late 1990s, as healthcare costs began to escalate, many states aggressively pursued arrangements with managed care in order to influence cost control and utilization. All of this led to growth of Medicaid beneficiaries enrolled in managed care from less than 10% in 1991 to over 55% in 1999, of which 25% is in the managed care model versus the Primary Care Case Management model. Consequently, fees paid to managed care programs increased from $700 million in 1988 to more than $14 billion in 1999. The federal government matches 5% of the state Medicaid spending. We believe that this trend will continue to grow as managed care programs continue to lower healthcare costs, resulting in significant savings for the states. This is very positive for Centene. Since our focus is solely on the Medicaid population, we have the systems and resources designed specifically for state-sponsored health benefit programs making us much better equipped to successfully manage this population.

TREMENDOUS GROWTH OPPORTUNITIES IN CHILDREN'S HEALTH INSURANCE PROGRAMS

With the Balanced Budget Act (BBA), Congress also created the State Children's Health Insurance Program (CHIP), expanding coverage for children who are not covered by Medicaid or private health insurance. In 1997, Congress authorized $40 billion in program funding to be made available over the next ten years. States have the option to use CHIP funds by expanding Medicaid, expanding a separate child health program or a combination of both. Similar to Medicaid, CHIP is jointly funded by federal and state governments. This is extremely positive for us as the growth in state CHIP programs has dramatically expanded the market for Medicaid managed care companies. For example, in 2000, CHIP had 3.3 million enrollees, an increase of 70% from 1999. With more than 11 million children uninsured in the United States, significant growth in CHIP is projected over the next few years. Clearly this offers Centene tremendous growth opportunities in a population with which we are currently very familiar and have successfully operated in for the past two years.

MEDICAID VS. MEDICARE AND COMMERCIAL

	Medicaid	*Medicare*	COMMERCIAL
Average Age of Population	16	74	31
Percentage of Children	60%	0%	35%
Provider Networks	Specialized, Inner-City	Broad, All Inclusive	Broad, All Inclusive
High Cost/ Utilization Areas	Premature Birth, Asthma & Emergency	Heart Disease, Cancer, Diabetes, Orthopedics	Heart Disease, Cancer, Outpatient Surgery
Selling Expenses	Low	High	High
Number of Payers	56	1	Multiple

SEC. 1901. [42 U.S.C. 1396] For the purpose of enabling each State, as far as practicable under the conditions in such State, to furnish (1) medical assistance on behalf of families with dependent children and of aged, blind, or disabled individuals, whose income and resources are insufficient to meet the costs of necessary medical services, and (2) rehabilitation and other services to help such families and individuals attain or retain capability for independence or self-care, there is hereby authorized to be appropriated for each fiscal year a sum sufficient to carry out the purposes of this title.

DELIVERING ON THE PROMISE TO *expand* HEALTHCARE IN LOCAL COMMUNITIES

WE TAKE GREAT PRIDE IN OUR PEOPLE

While we are proud of our financial successes, we take great pride in the dedication of our people. Among these are our physicians. Over the years, Centene has established very strong relationships with its network of providers. We believe that in sharing a greater percentage of dollars with our providers, measurable benefits are allocated across all parties. Ensuring a high level of physician satisfaction results in an expanding provider network and supports increasing membership. As a Medicaid managed care company we have been able to target physicians with Medicaid-dominated practices and to build a loyal network of providers versed in caring for the specific needs of our members. This approach offers a competitive advantage over commercial HMOs that require broader, more dispersed networks. We believe that this will continue to be a key advantage for Centene.

WE UNDERSTAND THAT OUR NETWORK OF PHYSICIANS REPRESENT A STRATEGIC ADVANTAGE...

Thus, they have significant representation on the local boards of directors in all of our principal geographic markets as well as various communities. These local boards help in shaping our policies and the character and the quality of our organization – they have direct and personal relationships with our members. As a result of this approach, we have been able to eliminate unnecessary costs, improve services to our members and ease administrative burdens on our providers. By being actively involved in developing and implementing our healthcare delivery policies, we have benefited from continued physician commitment and loyalty. The physicians have also retained autonomy in healthcare decisions and patient management.



CENTENE EASES THE ADMINISTRATIVE BURDEN ON PHYSICIANS AND ENCOURAGES AUTONOMY IN HEALTHCARE DECISIONS AND PATIENT MANAGEMENT. **BOTTOM LINE**: A GROWING NETWORK OF DEDICATED PHYSICIANS AND SUPERIOR HEALTHCARE FOR OUR MEMBERS.



ASTHMA AFFECTS NEARLY FIVE MILLION AMERICAN CHILDREN. THROUGH OUR DISEASE MANAGEMENT PROGRAMS, THOUSANDS OF ASTHMATIC CHILDREN IN OUR COMMUNITIES ARE ABLE TO LEAD FULLER, HEALTHIER AND HAPPIER LIVES. THESE SERVICES PROMOTE HEALTHCARE ACCESS POINTS AND EDUCATE MEMBERS ON THE IMPORTANT ROLE THAT THEY PLAY IN THEIR OWN WELL-BEING.

SEC. 1901. [42 U.S.C. 1396] For the purpose of enabling each State, as far as practicable under the conditions in such State, to furnish (1) medical assistance on behalf of families with dependent children and of aged, blind, or disabled individuals, whose income and resources are insufficient to meet the costs of necessary medical services, and (2) rehabilitation and other services to help such families and individuals [illegible] there is hereby authorized to be appropriated for each fiscal year a sum sufficient to carry out the purposes of this title.

[illegible]

ACTIVE IN PROMOTING AND ENCOURAGING WELLNESS

As a result of our focused business model, we have been able to offer programs and services that are tailored to meet the specific needs of the communities that we serve. In addition to providing quality healthcare for all of our members, we are also very active in promoting and encouraging wellness. We believe that this will significantly reduce inappropriate emergency room visits and improve the overall treatment outcomes of our members. Some of the key programs that we are currently offering include: NurseWise, CONNECTIONS, START SMART for your Baby, EPSDT and Disease Management. These programs were initially offered for the sole purpose of promoting general well being; however, they have also evolved into potential additional sources of revenue for Centene.

NURSEWISE: This is a toll-free hotline that our members can call for nurse assistance after hours. This program was created to help our members get the proper and immediate assistance. Our NurseWise program is manned by bilingual Registered Nurses (RNs) who are qualified to offer sound medical advice on numerous health issues.

CONNECTIONS: This is our education and outreach program designed to provide our members with the medical information required in promoting preventative care. By assigning caseworkers to individual members, we create a special link between our providers and our members. Our caseworkers, who are often former Medicaid beneficiaries, contact members by phone, mail and home visits to educate members on managed care and Medicaid programs. Our outreach representatives are also available to offer social assistance. It is the goal of the outreach workers to connect members to quality healthcare and community social services.

START SMART: This is our pre-natal and infant health program designed to improve access to pre-natal care and reduce birth complications. Our members can learn how to take proper care of themselves and their babies before and after birth. Our pregnant members are encouraged to visit their physicians early and regularly, and they are given advice on how to stay healthy during pregnancy and how they and their newborns can stay healthy after birth.

EPSDT: Early and Periodic Screening, Diagnostic and Treatment, is a preventative care program aimed at educating members on the basis of regular medical checkups and immunizations through our outreach programs, communication, tracking, reporting and follow-ups.

DISEASE MANAGEMENT: We have recently begun administering various disease management programs that are designed to help educate our members on medical conditions such as asthma and diabetes. With these programs our goal is to help our members as well as our providers by improving the management of these medical conditions.

[illegible] CORPORATE FINANCIALS

QUARTERLY SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT SHARE DATA AND MEMBERSHIP DATA)
(UNAUDITED)

	For the Quarter Ended			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Total revenues	$ 50,008	$ 53,015	$ 58,515	$ 59,812
Earnings from operations	752	1,240	1,838	2,690
Earnings before income taxes	937	1,433	2,236	2,579
Net earnings	891	1,479	2,136	3,222
Net earnings attributable to common stockholders	768	1,356	2,013	3,099
Per share data:				
Earnings per common share, basic	$ .86	$ 1.50	$ 2.23	$ 3.44
Earnings per common share, diluted	$ .13	$ .22	$ .31	$ .47
Period end membership	167,000	179,300	185,450	194,200

	For the Quarter Ended			
	March 31, **2001**	June 30, **2001**	September 30, **2001**	December 31, **2001**
Total revenues	$ 70,304	$ 80,560	$ 85,414	$ 90,291
Earnings from operations	2,906	4,513	5,355	5,698
Earnings before income taxes	3,777	5,343	6,175	6,731
Net earnings	2,182	3,230	3,563	3,920
Net earnings attributable to common stockholders	2,059	3,107	3,440	3,822
Per share data:				
Earnings per common share, basic	$ 2.27	$ 3.41	$ 3.78	$ 1.37
Earnings per common share, diluted	$ .29	$ .42	$ .45	$ .45
Period end membership	205,000	213,200	224,800	235,100

SELECTED FINANCIAL DATA

Year Ended December 31, (IN THOUSANDS, EXCEPT SHARE DATA)	2001	2000	1999	1998	1997
Statement of Earnings Data:					
Revenues:					
Premium	$326,184	$216,414	$200,549	$149,577	$114,531
Administrative services fees	385	4,936	880	861	719
Total revenues	326,569	221,350	201,429	150,438	115,250
Operating expenses:					
Medical services costs	270,151	182,495	178,285	132,199	95,994
General and administrative expenses	37,946	32,335	29,756	25,066	19,799
Total operating expenses	308,097	214,830	208,041	157,265	115,793
Earnings (losses) from operations	18,472	6,520	(6,612)	(6,827)	(543)
Other income (expense):					
Investment and other income, net	3,916	1,784	1,623	1,794	1,207
Interest expense	(362)	(611)	(498)	(771)	(854)
Equity in earnings (losses) from joint ventures	—	(508)	3	(477)	(356)
Earnings (losses) from continuing operations before income taxes	22,026	7,185	(5,484)	(6,281)	(546)
Income tax expense (benefit)	9,131	(543)	—	(1,542)	(39)
Earnings (losses) from continuing operations	12,895	7,728	(5,484)	(4,739)	(507)
Loss from discontinued operations, net	—	—	(3,927)	(2,223)	(808)
Net earnings (losses)	12,895	7,728	(9,411)	(6,962)	(1,315)
Accretion of redeemable preferred stock	(467)	(492)	(492)	(122)	—
Net earnings (losses) attributable to common stockholders	$ 12,428	$ 7,236	$ (9,903)	$ (7,084)	$ (1,315)
Net earnings (losses) from continuing operations per common share:					
Basic	$ 8.97	$ 8.03	$ (6.63)	$ (4.65)	$ (0.48)
Diluted	$ 1.61	$ 1.13	$ (6.63)	$ (4.65)	$ (0.48)
Net earnings (losses) per common share:					
Basic	$ 8.97	$ 8.03	$ (10.99)	$ (6.78)	$ (1.23)
Diluted	$ 1.61	$ 1.13	$ (10.99)	$ (6.78)	$ (1.23)
Weighted average common shares outstanding:					
Basic	1,385,399	901,526	900,944	1,044,434	1,066,068
Diluted	8,019,497	6,819,595	900,944	1,044,434	1,066,068
Pro forma net earnings per common share:					
Basic	$ 1.38	$ .52			
Diluted	$ 1.25	$ .52			
Pro forma weighted average common shares outstanding:					
Basic	10,049,085	10,025,885			
Diluted	11,100,319	10,069,595			

December 31, (IN THOUSANDS)	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 90,036	$ 26,423	$ 23,663	$ 21,525	$ 17,976
Total assets	131,366	66,017	52,207	45,727	39,330
Long-term debt, net of current portion	—	4,000	4,000	4,000	4,000
Redeemable convertible preferred stock	—	18,878	18,386	17,700	—
Total stockholders' equity (deficit)	64,089	(8,834)	(16,367)	(6,196)	2,495

The pro forma share information included in the consolidated statement of earnings data assumes that as of the first day of the period, (i) our initial public offering was completed, (ii) all classes of our preferred and common stock were converted into a single class of common stock, (iii) our subordinated notes of $4.0 million were repaid with a portion of the net proceeds of $41.0 million from our initial public offering and (iv) the balance of the net proceeds were invested in short-term instruments bearing interest of 3.5%.

Overview

We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, and the State Children's Health Insurance Program. We have health plans in Wisconsin, Indiana and Texas.

Revenues

We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premiums in advance of providing services and recognize premium revenue during the period in which we are obligated to provide services to our members. We also generate administrative services fees for providing services to SSI members on a non-risk basis.

The primary driver of our increasing revenues has been membership growth. We have increased our membership through both internal growth and acquisitions. From December 31, 1998 to December 31, 2001, we have grown our membership by 73.4%.

The following table sets forth our membership by state, excluding members related to the commercial operations that we discontinued in 1999:

December 31,	**2001**	2000	1999	1998
Wisconsin	114,300	60,200	36,600	37,600
Indiana	65,900	108,000	102,200	93,500
Texas	54,900	26,000	3,500	—
Illinois	—	—	—	4,500
Total	*235,100*	*194,200*	*142,300*	*135,600*

For the year ended December 31, 2001, our membership in Indiana declined due to a subcontracting provider organization terminating a percent-of-premium arrangement, which was our only contract of that type. Separately, we entered into agreements with Humana that resulted in the transfer to us of 35,000 members in Wisconsin and 30,000 members in Texas.

In 2000, a competitor in our Wisconsin market terminated its participation in the Medicaid program benefiting our enrollment growth. Our membership growth in the northern and central regions of Indiana was offset by our decision to reduce our participation in the southern region. Our El Paso health plan achieved sizable growth because we were named the default health plan in this area and enrolled a majority of the members who failed to select a specific plan.

In 1999, we terminated our commercial operations in Wisconsin and Indiana to further concentrate our efforts in government supported healthcare. Changes effected by the Balanced Budget Act of 1997 enabled us to terminate these operations. Our El Paso market became operational as the state of Texas converted the fee-for-service market to a mandatory Medicaid managed care market. Also, we sold our Illinois operation to focus our business on states where Medicaid enrollment in managed care is mandatory.

Operating Expenses

Our operating expenses include medical services costs and general and administrative expenses.

Our medical services costs include payments to physicians, hospitals, and other providers for healthcare and specialty product claims. Medical service costs also include estimates of medical expenses incurred but not yet reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including inpatient hospital utilization data and prior claims experience. As part of this review, we also consider the costs to process medical claims, and estimates of amounts to cover uncertainties related to fluctuations in physician billing patterns, membership, products and inpatient hospital trends. These estimates are adjusted as more information becomes available. We utilize the services of independent actuarial consultants who are contracted to review our estimates quarterly. While we believe that our process for estimating IBNR is actuarily sound, we cannot assure you that healthcare claim costs will not exceed our estimates.

Our results of operations depend on our ability to manage expenses related to health benefits and to accurately predict costs incurred. The table below depicts our health benefits ratio, which represents medical services costs as a percentage of premium revenues and reflects the direct relationship between the premium received and the medical services provided. Our stabilization in the ratio primarily reflects improved provider contract terms, premium rate increases in our markets served and member reductions in our southern Indiana market.

Year Ended December 31,

	2001	2000	1999
Health benefits ratio	82.8%	84.3%	88.9%

Our general and administrative expenses primarily reflect wages and benefits and other administrative costs related to our employee base, including those fees incurred to provide services to our members. These expenses are funded by our management contract fees. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. This approach provides the opportunity to control both direct and indirect costs. The major centralized functions are claims processing, information systems, finance, medical management support and administration. The following table sets forth the general and administrative expense ratio, which represents general and administrative expenses as a percent of total revenues and reflects the relationship between revenues earned and the costs necessary to drive those revenues. The improvement in the ratio reflects growth in membership and leveraging of our overall infrastructure.

Year Ended December 31,

	2001	2000	1999
General and administrative expenses ratio	11.6%	14.6%	14.8%

Other Income

Other income consists principally of investment and other income, interest expense and equity in earnings (losses) from joint ventures.

- Investment income is derived from our cash, cash equivalents and investments. Information about our investments is presented below under "Liquidity and Capital Resources."
- Interest expense primarily reflected interest paid on our subordinated notes, which we repaid in full in December 2001.
- Equity in earnings (losses) from joint ventures principally represented our share of operating results from Superior HealthPlan, which we formed with Community Health Centers Network in 1997. From 1998 through 2000, we owned 39% of Superior, and therefore accounted for the investment under the equity method of accounting. Effective January 1, 2001, we entered into an agreement to purchase an additional 51% of Superior. We also agreed to purchase from TACHC GP, Inc. a term note pursuant to which Superior owed TACHC $160,000. As a result of entering into this agreement, we began accounting for our investment in Superior using consolidation accounting. We, therefore, no longer reflect any operations of Superior in equity in earnings (losses) from joint ventures and we eliminate in consolidation all administrative fees from Superior. In addition, in December 2001, we acquired the remaining 10% equity interest in Superior in exchange for 7,143 shares of our common stock.

CRITICAL ACCOUNTING POLICY

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. However, one of our accounting policies is particularly important to the portrayal of our financial position and results of operations and requires the application of significant judgment by our management; as a result, it is subject to an inherent degree of uncertainty.

Our medical services costs include estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

In applying this policy, our management uses its judgment to determine the appropriate assumptions to be used in the determination of the required estimates. While we believe our estimates are adequate, it is possible future events could require us to make significant adjustments for revisions to these estimates. The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Premiums for the year ended December 31, 2001 increased $109.8 million, or 50.7%, to $326.2 million from $216.4 million in 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

Administrative services fees for the year ended December 31, 2001 decreased $4.6 million, or 92.2%, to $385,000 from $4.9 million in 2000 as a result of our acquisition of a majority share of Superior HealthPlan, as described above.

Operating Expenses

Medical services costs. Medical services costs for the year ended December 31, 2001 increased $87.7 million, or 48.0%, to $270.2 million from $182.5 million in 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2001 increased $5.6 million, or 17.4%, to $37.9 million from $32.3 million in 2000. This increase primarily was due to a higher level of wages and related expenses for additional staff to support our membership growth.

Other Income

Other income for the year ended December 31, 2001 increased $2.9 million, or 434.4%, to $3.6 million from $665,000 in 2000. This primarily reflected a significant increase in investment income due to an increase in cash, cash equivalents and investments. The increase also reflected the consolidation of our El Paso market due to our increased ownership.

Income Tax Expense

For the year ended December 31, 2001, we recorded income tax expense of $9.1 million based on a 41.5% effective tax rate. For the year ended December 31, 2000, we recorded an income tax benefit of $543,000 as a result of the reversal of our valuation allowance related to deferred tax assets.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Premiums for the year ended December 31, 2000 increased $15.9 million, or 7.9%, to $216.4 million from $200.5 million in 1999. This increase was primarily due to membership growth in our Wisconsin market and rate increases in Wisconsin and Indiana.

Administrative services fees for the year ended December 31, 2000 increased $4.0 million, or 460.9%, to $4.9 million from $880,000 in 1999 due to membership increases in our El Paso market.

Operating Expenses

Medical services costs. Medical services costs increased $4.2 million, or 2.4%, to $182.5 million for the year ended December 31, 2000 from $178.3 million in 1999. The increase was primarily due to the net increase in membership.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2000 increased $2.6 million, or 8.7%, to $32.3 million from $29.8 million in 1999. The increase was primarily due to a higher level of wages and related expenses for additional staff to support our membership growth.

Other Income

Other income for the year ended December 31, 2000 decreased $463,000, or 41.0%, to $665,000 from $1.1 million in 1999. This decrease primarily reflected an increase in equity in losses from our El Paso start-up market.

Income Tax Benefit

In 2000, we recorded an income tax benefit of $543,000 as a result of the reversal of our valuation allowance related to deferred tax assets, as it became apparent that it was more likely than not that the benefits of our net operating losses would be realized. In 1999, we recorded a tax benefit offset by a valuation allowance, resulting in no benefit or provision for the year.

LIQUIDITY AND CAPITAL RESOURCES

On December 18, 2001, we closed our initial public offering of 3,250,000 shares of common stock at $14 per share. We received net proceeds of $41.0 million. Prior to this offering, we financed our operations and growth through private equity and debt financings and internally generated funds, raising $22.4 million between 1993 and 1998. This consisted of $18.4 million through the issuance of equity securities and $4.0 million through subordinated debt financing. Our liquidity requirements have arisen primarily from statutory capital requirements in the states in which we operate.

Our operating activities provided cash of $5.1 million in 1999, $13.5 million in 2000 and $30.2 million in 2001. The growth in 2000 was due to increased membership and improved profitability. The increase in 2001 was due to further improved profitability, an increase in membership and the timing of capitation payments.

Our investing activities used cash of $2.9 million in 1999 and $14.6 million in 2000, and provided cash of $2.7 million in 2001. Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of December 31, 2001, our investment portfolio consisted primarily of fixed-income securities with an average maturity of 2.4 years. Cash is invested in investment vehicles such as municipal bonds, commercial paper, U.S. government-backed agencies and U.S. Treasury instruments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio yield was 7.3% as of December 31, 2000 and 5.6% as of December 31, 2001.

Our financing activities provided cash of $2.5 million in 1999, used cash of $2.4 million in 2000 and provided cash of $37.0 million in 2001. During 1999 and 2000 financing cash flows consisted of borrowings and repayments under a credit facility and issuances of preferred stock. During 2001 financing cash flows primarily consisted of the issuance of common stock through our initial public offering net of the repayment of subordinated notes with $4.0 million of our proceeds.

In addition, we have raised capital from time to time to fund planned geographic and product expansion, necessary regulatory reserves, and acquisitions of healthcare contracts. In 2001, we purchased the rights to the Humana Medicaid contracts with the states of Texas and Wisconsin for $1.2 million and spent $3.6 million on purchases of furniture, equipment and leasehold improvements due to the addition of the Austin and San Antonio markets and the expansion of the Wisconsin market. For the year ended December 31, 2002, we anticipate purchasing $3.6 million of new software, software and hardware upgrades, and furniture, equipment and leasehold improvements related to office and market expansions.

Our principal contractual obligations at December 31, 2001 consisted of obligations under operating leases.

The significant annual noncancelable lease payments over the next five years and beyond are as follows:

Payment Due *(in thousands)*:	
2002	$ 2,219
2003	2,120
2004	2,043
2005	2,014
2006	1,745
Thereafter	5,643
	$ 15,784

At December 31, 2001, we had working capital of $34.8 million as compared to $(5.3) million at December 31, 2000 and $(7.2) million at December 31, 1999. Our working capital was negative at times due to our efforts to increase investment returns through purchases of long-term investments, which have maturities of greater than one year. Our investment policies are also designed to provide liquidity and preserve capital. We manage our short-term and long-term investments to ensure that a sufficient portion is held in investments that are highly liquid and can be sold to fund working capital as needed.

Cash, cash equivalents and short-term investments were $90.0 million at December 31, 2001 and $26.4 million at December 31, 2000. Long-term investments were $22.3 million at December 31, 2001 and $14.5 million at December 31, 2000. Based on our operating plan, we expect that our available cash, cash equivalents and investments, and cash from our operations will be sufficient to finance our operations and capital expenditures for at least 12 months from the date of this report. Additionally, in March 2002 we obtained a commitment from a financial institution to provide a $25 million revolving line of credit.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

Our operations are conducted through our subsidiaries. As managed care organizations, our subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to us.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various regulatory authorities in each of the states in which we operate. As of December 31, 2001, our subsidiaries had aggregate statutory capital and surplus of $16.3 million, compared with the required minimum aggregate statutory capital and surplus requirements of $9.1 million.

In 1998, the National Association of Insurance Commissioners adopted guidelines which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, managed care organizations and other entities bearing risk for healthcare coverage. New risk-based capital rules for managed care organizations, which may vary from state to state, are currently being considered for adoption. Wisconsin and Texas adopted various forms of the rules as of December 31, 1999. The managed care organization rules, if adopted by Indiana in their proposed form, may increase the minimum capital required for our subsidiary.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. We have adopted SFAS 141.

In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested at least annually for impairment. We have adopted SFAS No. 142 effective January 1, 2002. Goodwill amortization will be discontinued. For the year ended December 31, 2001, goodwill amortization was $471.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The adoption of the provisions of SFAS No. 144 is not expected to have a material impact on our results of operations, financial position or cash flows.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue" or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments, and the adequacy of our available cash resources. Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in healthcare practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payers, major epidemics, disasters and numerous other factors affecting the delivery and cost of healthcare, such as major healthcare providers' inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our Medicaid managed care contracts by the state governments would also negatively impact us. Due to these factors and risks, we cannot give assurances with respect to our future premium levels or our ability to control our future medical costs.

INVESTMENTS

As of December 31, 2001, we had short-term investments of $1.2 million and long-term investments of $22.3 million. The short-term investments consist of highly liquid securities with maturities between three months and one year. The long-term investments consist of municipal bonds, commercial paper, U.S. government- backed agencies and U.S. Treasury investments, and have original maturities greater than one year. These investments are subject to interest rate risk and will decrease in value if market rates increase. We have the ability to hold these short-term investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2001, the fair value of our fixed income investments would decrease by approximately $1.2 million. Similarly, a 1% decrease in market interest rates at December 31, 2001 would result in an increase of the fair value of our investments of approximately $1.2 million. Declines in interest rates over time will reduce our investment income.

INFLATION

Although the general rate of inflation has remained relatively stable and healthcare cost inflation has stabilized in recent years, the national healthcare cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate healthcare cost inflation will continue to be successful, competitive pressures, new healthcare and pharmaceutical product introductions, demands from healthcare providers and customers, applicable regulations or other factors may affect our ability to control the impact of healthcare cost increases.

COMPLIANCE COSTS

Federal and state regulations governing standards for electronic transactions, data security and confidentiality of patient information have been issued recently and are subject to change and conflicting interpretation, making certainty of compliance impossible at this time. Due to the uncertainty surrounding the regulatory requirements, we cannot be sure that the systems and programs that we plan to implement will comply adequately with the regulations that are ultimately adopted. Implementation of additional systems and programs will be required, the cost of which we estimate not to exceed $1.5 million in 2002. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(IN THOUSANDS, EXCEPT SHARE DATA)	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 88,867	$ 19,023
Premium and related receivables, net of allowances of $3,879 and $1,866, respectively	7,032	15,538
Short-term investments, at fair value (amortized cost $1,166 and $7,404, respectively)	1,169	7,400
Deferred income taxes	2,515	2,585
Other current assets	2,464	2,170
Total current assets	102,047	46,716
Long-Term Investments, at fair value (amortized cost $22,127 and $14,326, respectively)	22,339	14,459
Investments in Joint Ventures	—	2,422
Property and Equipment, net	3,796	1,360
Intangible Assets	2,396	347
Deferred Income Taxes	788	713
Total assets	$ 131,366	$ 66,017
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Medical claims liabilities	$ 59,565	$ 45,805
Accounts payable and accrued expenses	7,712	6,168
Total current liabilities	67,277	51,973
Subordinated Debt	—	4,000
Total liabilities	67,277	55,973
Series D Redeemable Preferred Stock, $.167 par value; authorized 4,000,000 shares; 0 and 3,718,000 shares issued and outstanding, (liquidation value of $18,590, at December 31, 2000)	—	18,878
Stockholders' Equity:		
Preferred stock, $.167 par value; authorized 4,300,000 shares—		
Series A convertible, authorized 2,400,000 shares; 0 and 733,850 shares issued and outstanding	—	123
Series B convertible, authorized 1,050,000 shares; 0 and 864,640 shares issued and outstanding	—	144
Series C convertible, authorized 850,000 shares; 0 and 557,850 shares issued and outstanding	—	93
Common stock, $.003 par value; authorized 17,000,000 shares—		
Series A, 16,000,000 shares; 0 and 277,247 shares issued and outstanding	—	1
Series B, 1,000,000 shares; 0 and 624,279 shares issued and outstanding	—	2
Common stock, $.001 par value; authorized 40,000,000 shares; 10,085,112 and 0 shares issued and outstanding	10	—
Additional paid-in capital	60,857	7
Net unrealized gain on investments, net of tax	135	81
Retained earnings (deficit)	3,087	(9,285)
Total stockholders' equity (deficit)	64,089	(8,834)
Total liabilities and stockholders' equity	$ 131,366	$ 66,017

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS, EXCEPT SHARE DATA)	**2001**	2000	1999
REVENUES:			
Premiums	$ 326,184	$ 216,414	$ 200,549
Administrative services fees	385	4,936	880
Total revenues	326,569	221,350	201,429
EXPENSES:			
Medical services costs	270,151	182,495	178,285
General and administrative expenses	37,946	32,335	29,756
Total operating expenses	308,097	214,830	208,041
Earnings (losses) from operations	18,472	6,520	(6,612)
OTHER INCOME (EXPENSE):			
Investment and other income, net	3,916	1,784	1,623
Interest expense	(362)	(611)	(498)
Equity in earnings (losses) from joint ventures	—	(508)	3
Earnings (losses) from continuing operations before income taxes	22,026	7,185	(5,484)
Income tax expense (benefit)	9,131	(543)	—
Earnings (losses) from continuing operations	12,895	7,728	(5,484)
Loss from discontinued operations, net	—	—	(3,927)
Net earnings (losses)	12,895	7,728	(9,411)
Accretion of redeemable preferred stock	(467)	(492)	(492)
Net earnings (losses) attributable to common stockholders	$ 12,428	$ 7,236	$ (9,903)
EARNINGS (LOSSES) PER COMMON SHARE, BASIC:			
Continuing operations	$ 8.97	$ 8.03	$ (6.63)
Discontinued operations	—	—	(4.36)
Net earnings (losses) per common share	8.97	8.03	(10.99)
EARNINGS (LOSSES) PER COMMON SHARE, DILUTED:			
Continuing operations	$ 1.61	$ 1.13	$ (6.63)
Discontinued operations	—	—	(4.36)
Net earnings (losses) per common share	1.61	1.13	(10.99)
SHARES USED IN COMPUTING PER SHARE AMOUNTS:			
Basic	1,385,399	901,526	900,944
Diluted	8,019,497	6,819,595	900,944

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS, EXCEPT SHARE DATA)	PREFERRED STOCK					
	Series A Shares	Amt	Series B Shares	Amt	Series C Shares	Amt
Balance, December 31, 1998	733,850	$ 123	864,640	$ 144	557,850	$ 93
Net losses	—	—	—	—	—	—
Net unrealized loss during the year on investments available for sale	—	—	—	—	—	—
Comprehensive loss						
Issuance of common stock	—	—	—	—	—	—
Series D preferred stock accretion	—	—	—	—	—	—
Balance, December 31, 1999	733,850	123	864,640	144	557,850	93
Net earnings	—	—	—	—	—	—
Net unrealized gain during the year on investments available for sale	—	—	—	—	—	—
Comprehensive earnings						
Series D preferred stock accretion	—	—	—	—	—	—
Balance, December 31, 2000	733,850	123	864,640	144	557,850	93
Net earnings	—	—	—	—	—	—
Net unrealized gain during the year on investments available for sale	—	—	—	—	—	—
Comprehensive earnings						
Issuance of common stock upon exercise of options	—	—	—	—	—	—
Purchase of stock	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	—	—
Series D preferred stock accretion	—	—	—	—	—	—
Exercise of warrants to purchase common stock	—	—	—	—	—	—
Conversion of Series A, B, C and D preferred stock to common stock	(733,850)	(123)	(864,640)	(144)	(557,850)	(93)
Conversion of Series A and B common stock to $.001 par value common stock	—	—	—	—	—	—
Issuance of 3,250,000 shares of common stock, net	—	—	—	—	—	—
Issuance of common stock for purchase of joint venture interest	—	—	—	—	—	—
Balance, December 31, 2001	—	$ —	—	$ —	—	$ —

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

COMMON STOCK									
Series A Shares	Amt	Series B Shares	Amt	$.001 Par Value Shares	Amt	Additional Paid-in Capital	Net Unrealized Gain (Loss) on Investments	Retained Earnings (Deficit)	Total
273,852	$ 1	624,205	$ 2	—	$ —	$ 1	$ 58	$ (6,618)	$ (6,196)
—	—	—	—	—	—	—	—	(9,411)	(9,411)
—	—	—	—	—	—	—	(274)	—	(274)
									(9,685)
3,395	—	74	—	—	—	6	—	—	6
—	—	—	—	—	—	—	—	(492)	(492)
277,247	1	624,279	2	—	—	7	(216)	(16,521)	(16,367)
—	—	—	—	—	—	—	—	7,728	7,728
—	—	—	—	—	—	—	297	—	297
									8,025
—	—	—	—	—	—	—	—	(492)	(492)
277,247	1	624,279	2	—	—	7	81	(9,285)	(8,834)
—	—	—	—	—	—	—	—	12,895	12,895
—	—	—	—	—	—	—	54	—	54
									12,949
19,100	—	—	—	—	—	32	—	—	32
(11,000)	—	—	—	—	—	(30)		(56)	(86)
—	—	—	—	—	—	6	—	—	6
—	—	—	—	—	—	—	—	(467)	(467)
—	—	46,003	—	—	—	18	—	—	18
—	—	—	—	5,872,340	6	19,683	—	—	19,329
(285,347)	(1)	(670,282)	(2)	955,629	1	2	—	—	—
—	—	—	—	3,250,000	3	41,039	—	—	41,042
—	—	—	—	7,143	—	100	—	—	100
—	$ —	—	$ —	10,085,112	$ 10	$ 60,857	$ 135	$ 3,087	$ 64,089

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS)	**2001**	2000	1999
Cash Flows from Operating Activities:			
Net earnings (losses)	$ 12,895	$ 7,728	$ (9,411)
Adjustments to reconcile net earnings (losses) to net cash provided by operating activities —			
Depreciation and amortization	1,847	1,034	1,142
Stock compensation expense	6	—	—
Loss on disposal of equipment	—	—	10
(Gain) loss on sale of investments	(390)	40	(55)
Equity in losses (earnings) from joint ventures	—	508	(3)
Changes in assets and liabilities —			
Decrease (increase) in premium and related receivables	9,406	(4,087)	35
(Increase) decrease in other current assets	(238)	684	(212)
Increase in deferred income taxes	(37)	(584)	—
Increase in medical claims liabilities	8,686	8,466	13,815
Decrease in unearned premiums	—	(3,601)	(1,144)
(Decrease) increase in accounts payable and accrued expenses	(1,987)	3,270	950
Net cash provided by operating activities	30,188	13,458	5,127
Cash Flows from Investing Activities:			
Purchase of property and equipment	(3,635)	(642)	(861)
Proceeds from sale of equipment	—	—	34
Purchase of investments	(25,481)	(20,260)	(11,286)
Sales and maturities of investments	25,037	7,382	9,019
Contract acquisitions	(1,250)	—	—
Investments in joint ventures	7,995	(1,097)	178
Net cash provided by (used in) investing activities	2,666	(14,617)	(2,916)
Cash Flows from Financing Activities:			
Proceeds from issuance of note payable	—	—	2,500
Payment of note payable	—	(2,350)	(150)
Payment of subordinated debt	(4,000)	—	—
Proceeds from exercise of stock options	32	—	—
Net proceeds from issuance of common stock	41,042	—	—
Proceeds from sale of preferred stock	—	—	200
Purchase of stock	(102)	—	(6)
Proceeds from exercise of warrants	18	—	—
Net cash provided by (used in) financing activities	36,990	(2,350)	2,544
Net increase (decrease) in cash and cash equivalents	69,844	(3,509)	4,755
Cash and Cash Equivalents, beginning of period	19,023	22,532	17,777
Cash and Cash Equivalents, end of period	$ 88,867	$ 19,023	$ 22,532
Interest paid	$ 920	$ 531	$ 80
Income taxes paid	$ 9,460	$ 310	$ 146

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. Organization and Operations

Centene Corporation (Centene or the Company) provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income (SSI) and State Children's Health Insurance Program (SCHIP). Centene operates under its own state licenses in Wisconsin, Indiana and Texas, and contracts with other managed care organizations to provide risk and nonrisk management services.

Centene's managed care organization (MCO) subsidiaries include Managed Health Services Insurance Corp. (MHSIC), a wholly owned Wisconsin corporation; Coordinated Care Corporation Indiana, Inc. (CCCI), a wholly owned Indiana corporation; Superior HealthPlan, Inc. (Superior), a wholly owned Texas corporation (39% before January 1, 2001); and MHS Behavioral Health of Texas, Inc., a wholly owned Texas corporation that was incorporated in October of 2001.

2. Initial Public Offering

On December 13, 2001, the Company completed an initial public offering (IPO) of 3,250,000 shares of its common stock at $14.00 per share. The net proceeds, after paying the underwriting discount and expenses associated with the offering, were $41.0 million. In conjunction with the IPO, all outstanding shares of preferred stock were converted into shares of common stock in accordance with their terms.

3. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Centene Corporation and all majority owned subsidiaries. All material intercompany balances and transactions have been eliminated. The investments in minority owned joint ventures are accounted for under the equity method.

Cash and Cash Equivalents

Investments with original maturities of three months or less at the date of acquisition are considered to be cash equivalents. Cash equivalents consist of commercial paper, money market mutual funds and bank savings accounts.

Investments

Short-term and long-term investments available for sale are carried at market value. Any changes in fair value due to market conditions are reflected as a separate component of equity, net of any tax benefit or expense.

Short-term investments include securities with original maturities between three months and one year. Long-term investments include securities with original maturities greater than one year.

Property and Equipment

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation for furniture and equipment, other than computer equipment, is calculated using the straight-line method based on the estimated useful lives of the assets ranging between five and seven years. Depreciation for computer equipment is calculated using the straight-line method based on a three-year life. Software is stated at cost and is amortized over its estimated useful life of three years using the straight-line method. Depreciation for leasehold improvements is calculated using the straight-line method based on the shorter of the estimated useful lives of the asset or the term of the respective leases, ranging between three and ten years.

Intangible Assets

Intangible assets consist primarily of purchased contract rights and goodwill. Goodwill represents the excess of aggregate purchase price over the estimated fair value of net assets acquired. Intangible assets are amortized using the straight-line method over a 60-month period. Accumulated amortization of intangibles as of December 31, 2001 and 2000, was $1,478 and $754, respectively. Amortization expense was $648, $224 and $235 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company reviews goodwill and other long-lived assets annually for impairment. The Company recognizes impairment losses if expected undiscounted future cash flows of the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses for the periods presented.

Medical Claims Liabilities

Medical services costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims.

The estimates of medical claims liabilities are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors including product changes. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

Premium Revenue

Premium revenue is received monthly based on fixed rates per member as determined by the state contracts. The revenue is recognized as earned over the covered period of services. Premiums collected in advance are recorded as unearned premiums. There are no contractual allowances related to Centene's premium revenue.

Significant Customers

Centene receives the majority of its revenues under contracts or subcontracts with state Medicaid managed care programs. The contracts, which expire on various dates between December 31, 2002, and December 31, 2003, are expected to be renewed.

Reinsurance

Centene's MCO subsidiaries have purchased reinsurance to cover eligible healthcare services. The current reinsurance agreements generally cover 80% of healthcare expenses in excess of an annual deductible of $50 to $100 per member, up to a lifetime maximum of $2,000. The subsidiaries are responsible for inpatient charges in excess of an average daily per diem.

Reinsurance recoveries were approximately $3,958, $1,454 and $1,182 in 2001, 2000 and 1999, respectively. Reinsurance expenses were approximately $10,252, $3,391 and $2,708 in 2001, 2000 and 1999, respectively. Reinsurance recoveries, net of expenses, are included in medical services costs.

Income Taxes

Centene recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax rate change.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's profitability depends in large part on accurately predicting and effectively managing medical services costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical services costs. Certain of these factors, which include changes in healthcare practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control healthcare costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

Recent Accounting Pronouncements

In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. The Company has adopted SFAS 141.

In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested at least annually for impairment. The Company will adopt SFAS No. 142 effective January 1, 2002. Goodwill amortization will be discontinued. For the year ended December 31, 2001, goodwill amortization was $471.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The adoption of the provisions of SFAS No. 144 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

4. Discontinued Operations

During 1999, the Company decided to exit its commercial line of business. The results of these activities have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented.

The operating results of discontinued operations as of December 31, 1999, are as follows:

Total revenues	$ 15,054
Pretax losses from discontinued operations	(3,927)
Income tax benefit	—
Net losses from discontinued operations	(3,927)
Basic and diluted net losses per share	(4.36)

5. Investments

Investments available for sale by investment type consist of the following:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S.government corporations and agencies	$ 17,998	$ 216	$ (3)	$ 18,211
Commercial paper	462	3	—	465
State/municipal securities and other	4,833	8	(9)	4,832
Total	$ 23,293	$ 227	$ (12)	$ 23,508

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S.government corporations and agencies	$ 14,041	$ 133	$ —	$ 14,174
Commercial paper	7,211	2	(6)	7,207
State/municipal securities and other	478	—	—	478
Total	$ 21,730	$ 135	$ (6)	$ 21,859

The contractual maturity of investments as of December 31, 2001, is as follows:

	Amortized Cost	Estimated Market Value
One year or less	$ 1,166	$ 1,169
One year through five years	6,190	6,300
Five years through ten years	15,937	16,039
Total	$ 23,293	$ 23,508

Following is a summary of net investment income for the years ended December 31:

	2001	2000	1999
Commercial paper	$ 938	$ 759	$ 217
U.S. Treasury securities and obligations of U.S. government corporations and agencies	1,496	370	243
States/municipal securities and other	—	(2)	13
Money market and other	1,228	1,035	951
Total	$ 3,662	$ 2,162	$ 1,424

Various state statutes require MCO's to deposit or pledge minimum amounts of investments to state agencies. Securities with a book value of $1,204 and $693 were deposited or pledged to state agencies by Centene's MCO subsidiaries at December 31, 2001 and 2000, respectively.

6. Property and Equipment

Property and equipment consist of the following as of December 31:

	2001	2000
Furniture and office equipment	$ 4,349	$ 3,014
Computer software	2,423	1,293
Leasehold improvements	878	287
Land	10	—
	7,660	4,594
Less — Accumulated depreciation and amortization	(3,864)	(3,234)
Property and equipment, net	$ 3,796	$ 1,360

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $1,199, $810, and $846, respectively.

7. Income Taxes

Centene files a consolidated federal income tax return while Centene and each subsidiary file separate state income tax returns.

The consolidated income tax expense (benefit) consists of the following for the years ended, December 31:

	2001	2000	1999
Current:			
Federal	$ 7,952	$ 629	$ —
State	1,624	625	—
Total current	9,576	1,254	—
Deferred	(445)	(1,797)	—
Total expense (benefit)	$ 9,131	$ (543)	$ —

The following is a reconciliation of the expected income tax expense (benefit) as calculated by multiplying pretax income by federal statutory rates and Centene's actual income tax benefit for the years ended December 31:

	2001	2000	1999
Expected federal income tax expense (benefit)	$ 7,709	$ 2,443	$ (3,199)
State income taxes, net of federal income tax benefit	1,141	412	160
Equity in (earnings) losses of joint ventures, net of tax	—	175	(1)
Change in valuation allowance	—	(3,764)	2,926
Other, net	281	191	114
Income tax expense (benefit)	$ 9,131	$ (543)	$ —

Temporary differences that give rise to deferred tax assets and liabilities are presented below for the years ended December 31:

	2001	2000
Medical claims liabilities and other accruals	$ 2,279	$ 1,539
Net operating loss carryforward	—	1,132
Allowance for doubtful accounts	1,435	690
Depreciation and amortization	353	246
Other	18	189
Total deferred tax assets	4,085	3,796
Other	782	498
Total deferred tax liabilities	782	498
Net deferred tax assets and liabilities	$ 3,303	$ 3,298

The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management determined that a valuation allowance was no longer necessary for its federal net operating loss carryforward as of December 31, 2000. As a result, the income tax benefit recorded for 2000 includes the reversal of $3,764 of deferred tax valuation allowance.

8. Note Payable and Subordinated Debt

In September 2000, the Company entered into a $1,500 unsecured revolving credit agreement with a bank. The agreement bore interest at a rate of prime due and payable monthly. The agreement expired in September 2001. Borrowings under this agreement totaled $-0- at December 31, 2001 and 2000.

Subordinated debt as of December 31 consists of the following:

	2001	2000
$4,000 subordinated promissory notes dated September 1998. Interest was due and payable annually in September at a rate of 8.5% and a default rate of 10.5%. Principal on the notes was due and payable in two equal installments in September 2003 and September 2004	$ —	$ 4,000

During 1999 and 2000, the Company was in default due to late interest payments and, therefore, recorded interest at the 10.5% rate. In February 2001, all accrued interest was paid and the interest rate reverted back to 8.5%. In December 2001, all of the notes and accrued interest were paid in full.

9. Redeemable Preferred Stock

Upon completion of the Company's IPO in December 2001, all outstanding shares of Series D redeemable preferred stock were converted into 3,716,000 shares of common stock.

Series D preferred stock was convertible, at the option of the holder, into common stock at an initial conversion rate of one common share for each preferred share and was automatically converted at an initial public offering. Series D preferred stock was entitled to an initial liquidation preference in the amount of $5.00 per share.

Redeemable preferred stock is summarized as follows:

	Series D Shares	Amount
Balance, December 31, 1998	3,680,000	$ 17,700
Issuance of preferred stock	40,000	200
Purchase of stock	(2,000)	(6)
Preferred stock accretion	—	492
Balance, December 31, 1999	3,718,000	18,386
Preferred stock accretion	—	492
Balance, December 31, 2000	3,718,000	18,878
Preferred stock accretion	—	467
Purchase of stock	(2,000)	(16)
Conversion to common	(3,716,000)	(19,329)
Balance, December 31, 2001	—	$ —

10. Stockholders' Equity

Upon completion of the Company's IPO in December 2001, each outstanding share of each class of common stock and preferred stock was converted into one share of a single class of $.001 par value common stock.

Holders of common stock are entitled to one vote for each share of common stock held.

Effective November 2001, the Company changed its state of incorporation from Wisconsin to Delaware. Under the Delaware Certificate of Incorporation, the Company has 10,000,000 authorized shares of preferred stock at $.001 par value and 40,000,000 authorized shares of common stock at $.001 par value. At December 31, 2001, there were no preferred shares outstanding.

11. Statutory Net Worth Requirements

Various state laws require Centene's MCO subsidiaries to maintain a minimum statutory net worth. At December 31, 2001 and 2000, Centene's MCO subsidiaries are in compliance with the various required minimum statutory net worth requirements.

12. Dividend Restrictions

Under the laws of the states of which the Company operates, managed care subsidiaries are required to obtain approval for dividends from the appropriate state regulatory body. No dividends were declared in 2001, 2000 or 1999.

13. Warrants

Prior to completion of the Company's IPO, all outstanding warrants were exercised.

Prior to the IPO, Centene had warrants outstanding to purchase 60,000 shares of the Company's Series D preferred stock at an exercise price of $5.00 per share. These warrants would have expired upon the earlier of the following: 1) September 23, 2003, 2) the date of "change in control" or 3) the date on which the Company effects an initial public offering.

Prior to the IPO, there were warrants outstanding to purchase 7,432 shares of the Company's common stock at an exercise price of $2.40 per share. These warrants would have expired upon the earlier of the following: 1) September 7, 2002, 2) the date of "change in control" or 3) the date on which the Company effected an initial public offering.

14. Stock Option Plans

As of December 31, 2001, Centene has five stock option plans (the Plans) for issuance of common stock. The Plans allow for the granting of options to purchase common stock at the market price at the date of grant for key employees, consultants and other individual contributors of or to Centene. Both incentive options and nonqualified stock options can be awarded under the Plans. Each option awarded under the Plans is exercisable as determined by the Board of Directors upon grant. Further, depending on the type of grant, no option will be exercisable for longer than either five (incentive options) or ten (all other options) years after date of grant. The Plans have reserved 2,200,000 shares for option grants. Options granted generally vest over a five-year period. Vesting generally begins on the anniversary of the date of grant and annually thereafter.

Option activity for the years ended December 31 is summarized below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,410,040	$ 1.68	955,992	$1.91	522,249	$2.50
Granted	139,000	11.99	531,000	1.26	583,500	1.49
Exercised	(19,100)	1.71	—	—	(3,395)	1.39
Canceled	(107,000)	1.82	(76,952)	1.69	(146,362)	2.34
Options outstanding, end of year	1,422,940	2.67	1,410,040	1.68	955,992	1.91
Weighted average remaining life	7.6 years		7.7 years		7.3 years	
Weighted average fair value of options granted	$5.59		$0.37		$0.37	

The following table summarizes information about options outstanding as of December 31, 2001:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.80 – $ 2.07	948,740	8.2	$ 1.34	309,240	$1.33
2.07 – 4.14	347,700	5.1	2.59	253,900	2.67
4.14 – 6.21	32,000	9.2	5.25	0	0.00
6.21 – 8.28	25,000	9.7	7.78	0	0.00
16.57 – 18.64	49,500	10.0	17.26	0	0.00
18.64 – 20.71	20,000	9.7	20.71	0	0.00
	1,422,940	7.6	$ 2.67	563,140	$1.93

The Company accounts for the Plans in accordance with the intrinsic value based method of Accounting Principles Board Opinion No. 25 as permitted by SFAS No. 123. Accordingly, compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a straight-line basis over the years the employees' services are received (over the vesting period), generally five years. No compensation cost related to the Plans was charged against income during 1999 or 2000. During 2001, the Company recognized $6 in noncash compensation expense related to the issuance of stock options to employees. Had compensation cost for the Plans been determined based on the fair value method at the grant dates as specified in SFAS No. 123, Centene's net earnings would have decreased $665, $110 and $76 in 2001, 2000 and 1999, respectively. Diluted net earnings (losses) per common share would have been $1.53, $1.12 and $(10.53) in 2001, 2000 and 1999, respectively.

The fair value of each option grant is estimated on the date of grant using an option pricing model with the following assumptions: no dividend yield and expected volatility of 1% through the date of the IPO and 50% thereafter, risk-free interest rate of 4.9%, 5.3% and 6.4%, and expected lives of 7.6, 7.7 and 7.3 for the years ended December 31, 2001, 2000 and 1999, respectively.

15. Retirement Plan

Centene has a defined contribution plan (Retirement Plan) which covers substantially all employees who work at least 1,000 hours in a twelve consecutive month period and are at least twenty-one years of age. Under the Retirement Plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Centene may elect to match a portion of the employee's contribution. In addition, Centene may make a profit sharing contribution to the Retirement Plan covering all eligible employees. Expenses under the Retirement Plan were $306, $203 and $144 during the years ended December 31, 2001, 2000 and 1999, respectively.

16. Related-Party Transactions

Certain members of Centene's Board of Directors performed consulting services for the Company. Consulting fees paid in 2001, 2000, 1999 totaled $3, $36 and $5, respectively. Legal fees of $94, $48 and $50 were paid in 2001, 2000 and 1999, respectively, to a law firm affliated through a stockholder of the Company.

17. Commitments

Centene and its subsidiaries lease office facilities and various equipment under noncancelable operating leases. In addition to base rental costs, Centene and its subsidiaries are responsible for property taxes and maintenance for both facility and equipment leases. Rental expense was $1,704, $1,383 and $1,268 for the years ended December 31, 2001, 2000 and 1999, respectively.

The significant annual noncancelable lease payments over the next five years and thereafter are as follows:

2002	$ 2,219
2003	2,120
2004	2,043
2005	2,014
2006	1,745
Thereafter	5,643
	$ 15,784

18. Contingencies

The Company is a party to various legal actions normally associated with the managed care industry, the aggregate effect of which, in management's opinion after consultation with legal counsel, will have no material adverse impact on the financial position or results of operations of Centene.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, government and agency securities and money market funds. Investments in marketable securities are managed within guidelines established by the Company's Board of Directors. The Company carries these investments at fair value.

Concentrations of credit risk with respect to accounts receivable are limited due to the significant customers paying as services are rendered. Significant customers include the federal government and the states in which Centene operates. The Company has a risk of incurring loss if its allowance for doubtful accounts is not adequate. As discussed in Note 3 to the consolidated financial statements, the Company has reinsurance agreements with insurance companies. The Company monitors the insurance companies' financial ratings to determine compliance with standards set by state law. The Company has a credit risk associated with these reinsurance agreements to the extent the reinsurers are unable to pay valid reinsurance claims of the Company.

19. Joint Ventures

From 1998 through 2000, Centene owned 39% of Superior and, therefore, accounted for the investment under the equity method of accounting. Superior participates in the state of Texas medical assistance program. Superior had no enrolled membership during 1998, but became fully operational on December 1, 1999. Centene has provided surplus notes to Superior to fund its initial operations and meet the net worth requirements of the state of Texas. Surplus notes outstanding to Superior at December 31, 2000 and 1999, totaled $3,000 and $2,041, respectively, and are included in investment in joint venture. Interest accrues on the surplus notes at a rate of the greater of Prime + 2% or 10%, and is payable to Centene quarterly upon regulatory approval. Interest receivable is included in accrued investment income and totaled $352 and $52 at December 31, 2000 and 1999, respectively. Under the terms of a management agreement, a wholly owned subsidiary of Centene performs third-party administrative services for Superior. This agreement generated $4,936 and $72 of administrative service fees during 2000 and 1999, respectively.

Summary financial information for Superior as of and for the years ended December 31 follows:

	2000	1999
Total assets	$ 7,284	$ 1,821
Stockholders' deficit	(1,481)	(536)
Revenues	34,102	346
Net losses	(1,303)	(457)
Company's equity in net losses	(508)	(178)

Effective January 1, 2001, Centene purchased an additional 51% of Superior for $290 in cash, increasing Centene's ownership to 90%. Centene began consolidating Superior's operations from that point forward. When the change in ownership occurred, goodwill of $1,200 was recorded as part of the transaction. In December 2001, Centene purchased the remaining shares of Superior for $100 in stock, increasing Centene's ownership to 100%. The goodwill is being amortized on a straight-line basis over five years. At December 31, 2001, all intercompany transactions between Centene and Superior have been eliminated in consolidation.

The following unaudited pro forma summary information presents the consolidated statement of earnings information as if the aforementioned transaction had been consummated on January 1, 2000, and does not purport to be indicative of what would have occurred had the acquisition been made at that date or of the results which may occur in the future.

Year Ended December 31, 2000	
Total revenues	$250,516
Net earnings attributable to common stockholders	6,441
Diluted net earnings per common share	.94

Centene sold its interest in another joint venture, Community Health Choice of Illinois, Inc. (Choice) to American HealthCare Providers (AHCP) on August 10, 1999. Choice was a participant in the state of Illinois medical assistance program. Choice contracted directly with healthcare providers on a fee-for-service, per diem and capitation basis. Centene maintained a 49% equity interest in Choice and accounted for the venture using the equity method. Under the terms of a management agreement, a wholly owned subsidiary of Centene performed third-party administrative services for Choice which generated $0, $0 and $808 of administrative service fees during 2001, 2000 and 1999, respectively. Centene retained the risk for claims incurred prior to May 1, 1999, and consequently established an escrow account for the estimated claims. At December 31, 2001, there is no remaining claims exposure. Centene reflected a net loss on the sale of Choice totaling $377 in 1999, which is included in equity in earnings from joint ventures.

20. Earnings Per Share

The following table sets forth the calculation of basic and diluted net earnings (losses) per share for the years ended December 31:

	2001	2000	1999
Earnings (losses) from continuing operations	$ 12,895	$ 7,728	$ (5,484)
Accretion of redeemable preferred stock	(467)	(492)	(492)
Earnings (losses) from continuing operations attributable to common stockholders	12,428	7,236	(5,976)
Loss from discontinued operations, net	—	—	(3,927)
Net earnings (losses) attributable to common stockholders	$ 12,428	$ 7,236	$ (9,903)
Shares used in computing per share amounts:			
Weighted average number of common shares outstanding	1,385,399	901,526	900,944
Dilutive effect of stock options and warrants (as determined by applying the treasury stock method) and convertible preferred stock	6,634,098	5,918,069	—
Weighted average number of common shares and potential dilutive common shares outstanding	8,019,497	6,819,595	900,944
Earnings (Losses) Per Common Share, Basic			
Continuing operations	$ 8.97	$ 8.03	$ (6.63)
Discontinued operations	—	—	(4.36)
Net earnings (losses) per common share	8.97	8.03	(10.99)
Earnings (Losses) Per Common Share, Diluted			
Continuing operations	$ 1.61	$ 1.13	$ (6.63)
Discontinued operations	—	—	(4.36)
Net earnings (losses) per common share	1.61	1.13	(10.99)

21. Segment Reporting

For the Year Ended December 31, 1999	Medicaid	Commercial
Total revenues	$201,429	$ 15,054
Segment loss from operations	(5,484)	(3,927)
Segment assets	52,207	—

Segment information has been prepared in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. In 1999 Centene had two reportable segments: Medicaid and commercial. The segments were determined based upon types of services provided by each segment. Segment performance is evaluated based upon earnings from operations after income taxes. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 3).

The Medicaid segment included operations to provide healthcare services to Medicaid eligible recipients through various federal and state supported programs.

The commercial segment included group accident and health managed care coverage. Effective December 31, 1999, the commercial line of business was discontinued.

22. Contract Acquisitions

In December 2000, MHSIC and Superior entered into agreements with Humana Inc. to transfer Humana's Medicaid contract with the state of Wisconsin to MHSIC and Humana's Medicaid contract with the state of Texas to Superior. Effective February 1, 2001, the state of Wisconsin approved the agreement, thereby allowing MHSIC to serve approximately 35,000 additional members in the state. Effective February 1, 2001, the state of Texas approved a management agreement between Superior and Humana Inc., thereby allowing Superior to manage approximately 30,000 additional members in Texas.

As a result of the above transactions, $1,250 was recorded as an intangible asset purchased contract rights. Centene is amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Centene Corporation:

We have audited the accompanying consolidated balance sheets of Centene Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centene Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

St. Louis, Missouri
February 1, 2002

Samuel E. Bradt
President, Merganser Corporation

Edward L. Cahill
Partner, HLM Management

Howard E. Cox, Jr.
Partner, Greylock Limited Partnership

Robert K. Ditmore
Former President and CEO, United Healthcare Corp.

Claire W. Johnson
Chairman of the Board, Centene Corporation

Michael F. Neidorff
President and CEO, Centene Corporation

Richard P. Wiederhold
President and CEO, Elizabeth A. Brinn Foundation

Michael F. Neidorff,
President & CEO

Joseph P. Drozda, Jr., M.D.
Sr. VP, Medical Affairs

Catherine M. Halverson,
Sr. VP, Business Development

Mary O'Hara,
Sr. VP, Operations Services

Brian G. Spanel,
Sr. VP and Chief Information Officer

Karey L. Witty,
Sr. VP and Chief Financial Officer

Christopher Bowers,
VP, Centene Corporation
President & CEO, Superior HealthPlan

Kathleen R. Crampton,
VP, Centene Corporation
President & CEO, MHS Wisconsin

Rita Johnson-Mills,
VP, Centene Corporation
President & CEO, MHS Indiana

Irene A. Armendariz,
VP, Centene Corporation
Executive Director, Superior HealthPlan

CORPORATE HEADQUARTERS

Centene Corporation
7711 Carondelet Avenue, Suite 800
St. Louis, Missouri 63105
314-725-4477
www.centene.com

FORM 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001 with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:

Investor Relations,
Centene Corporation,
7711 Carondelet Avenue, Suite 800,
St. Louis, Missouri 63105.

COMMON STOCK INFORMATION

Centene common stock is quoted on the Nasdaq National Market under the symbol "CNTE". The following table shows the quarterly range of high and low sales prices of the common stock since the Company's initial public offering on December 13, 2001:

	HIGH	LOW
2001 Fourth	23.10	14.27
2002 First	23.56	18.10
Through April 15	29.23	22.61

DIVIDEND POLICY

The Company has not paid any dividends on its common stock, and expects that its earnings will continue to be retained for use in the operation and expansion of its business.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Monday, June 3, 2002, at 10:00 a.m. at the offices of the corporation, 7711 Carondelet Avenue, Suite 800, St. Louis, Missouri 63105. Holders of Centene securities are invited to attend.

TRANSFER AGENT

Mellon Investor Services
P.O. Box 590
Ridgefield Park, New Jersey 07660
800-227-0291
www.melloninvestor.com

CENTENE PLACE
7711 CARONDELET AVENUE
SUITE 800
ST. LOUIS, MO 63105
P 314-725-4477
F 314-725-5180
WWW.CENTENE.COM